June 23, 2005

Ms. Kate Tillan

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

RE:     Comment Letter - File No. 0-17187

Dear Ms. Tillan:

We are in receipt of your second comment letter dated June 13, 2005. As we just received the letter on June 21, along with detailed nature of the comments, we request additional time to respond.

We will respond as soon as possible. Thank you.

Sincerely,

  /s/  Kimiko Milheim

Kimiko Milheim

Chief Financial Officer